FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank to its shareholders on December 7, 2007, informing them the date and matters to be addressed by the next Extraordinary General Shareholders Meeting to be held on December 27, 2007. These letters were also issued in the form of a press release published to be published in the Chilean newspaper “El Mercurio”, on December 10, 17,and 24 year 2007.

BANCO DE CHILE

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

The Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on December 27, 2007, at 10:00 A.M., at the Bank auditorium located at 930 Huerfanos Street, Santiago, Chile, in order to address the following matters:

a.

Approval of the merger by absorption of Citibank Chile into Banco de Chile, under the terms and conditions set forth in the “Merger Agreement” to be executed with Citibank Chile, before the celebration of the Assembly, where Banco de Chile shall acquire all the assets and assume all the liabilities of Citibank Chile and where it shall succeed to all of the assets and liabilities of the latter, merging into Banco de Chile all the equity and all the Shareholders of Citibank Chile. The proposed Merger shall be conditioned to the approval of said merger by Extraordinary Shareholder’s Meeting.

Additionally to approve the “Merger Agreement” between Banco de Chile and Citibank Chile; the “Asset Purchase Agreement and Assumption of Liabilities” of the New York and Miami branches between this Institution and Citibank N.A.; the “Global Connectivity Agreement” and the “License Agreement” between Banco de Chile and Citigroup Inc. and/or Citibank and/or its subsidiaries.

And, in particular, the following issues shall be put under the consideration of the Shareholders:

1.1.-     Resolve on the conditions that might be established by the Governing Council of the Central Bank of Chile when reporting to the Superintendency of Banks and Financial Institutions under the terms set forth in article 25 of Law 19,396 on Treatment of Subordinated Obligations and/or on the conditions established by the Superintendency of Banks and Financial Institutions when authorizing the merger under the terms set forth in article 35 bis of the General Banking Act.

1.2.-     Approval of the audited balances of Banco de Chile and the legal predecessor of Citibank Chile, Citibank N.A., Agency in Chile as of 31 December 2006, and the report prepared by experts on the assets and liabilities of Banco de Chile and of Citibank Chile as established in articles 15 and 99 of the Law on Public Corporations.

1.3.-      Agree on merger exchange terms for both Banks, with 10.497% of the merged entity corresponding to Citibank Chile and with 89.503% of the merged entity corresponding to Banco de Chile. In the event that the 439,951,628 pending shares for the placement of the capital increase agreed on by Extraordinary Shareholder’s Meeting held on 17 May, 2007 should be effectively placed on the day of the Assembly, 10.440% of the merged entity shall correspond to Citibank Chile and 89.560% of the merged entity shall correspond to Banco de Chile or the corresponding proportion.

1.4.-     Approval of capital increase of Banco de Chile by an amount that shall not be lower than the equivalent of 15,152,201.99 unidades de fomento ( an inflation indexed, peso denominated monetary unit), which shall be contributed and paid by conveying the ownership of the totality of the assets and liabilities of Citibank Chile, for whose payment the first shall issue 8,443,861,140 registered ordinary no-par Banco de Chile S series shares to be delivered to the Shareholders of Citibank Chile, proportionately to the shares of Banco de Chile for each Citibank Chile share as established by the Assembly. The share swap shall be carried out in the manner, time and under the conditions determined by the Board of Directors of Banco de Chile.

“Banco de Chile-S” shares through the application of Agreements No. 1.167-03-041209 and No. 1.333-01-070510, of the Governing Council of the Central Bank of Chile shall not be subject to the Exchange Agreement signed by the Central Bank of Chile and its subsequent modifications, reason why they should not be subject to the swap regime according to former Chapter XXVI title I of the Compendium of Regulations on International Foreign Exchanges (Compendio de Normas de Cambios Internacionales). At the same time, the “Banco de Chile S” shares shall be entitled to receive dividends for profits obtained by Citibank Chile during the financial year 2007.

1.5.-     Agree on the fact that the merger shall become effective as of 1 January 2008 or a date set forth by the Assembly and that the profits of each bank corresponding to the financial year 2007 shall correspond in a separate form to the Shareholders of each financial institutions in the manner and under the conditions determined by the Ordinary Shareholder’s Meeting of the merged bank.

b.

2. Approval of modifications to the Articles of Incorporation of Banco de Chile on the issues that are indicated as follows:

2.1-      Modification of Article Five establishing the new amount of capital of the Bank and the number and series of subscribed and paid shares;

2.2.-     Modification of Article Eight, in the event of a vacancy of Holding and Stand-In Directors;

2.3.-     Modification of Article Ten, on the call for and notification of extraordinary sessions of the Board of Directors;

2.4.-     Modification of Article Fifteen, on the way of replacing the Chairman of the Board of Directors;

2.5.-     Modification of Article Nineteen in relation to the way of implementing Board of Directors elections;

2.6.-     Suppressing Transitory Articles that are no longer valid or applicable on the date of the Extraordinary Shareholder’s Meeting;

2.7.-     Establishing new Transitory Article or Articles that agree on and approve of the merger by absorption of Citibank Chile, as a corporation absorbed by Banco de Chile, an event that shall take place and become effective as of 1 January, 2008 and the dissolution of Citibank Chile;

2.8.-     Establishing new Transitory Article or Articles determining the way of contributing and paying for the new capital of the Bank and the issuance of the new shares, denominated as “Banco de Chile-S” shares which must be issued by Banco de Chile to be swapped proportionately for each share of Citibank Chile as established by the Assembly as a payment of the total contribution of the assets and liabilities. The Swap or Swaps shall take place on the date established by the Board of Directors. Determining the distribution of separate profits for the financial year 2007 for the respective Shareholders of the merged banks.

c.

3. Approval of a new re-written, coordinated and systemized text of the Articles of Incorporation of the Bank correlatively numbering the Titles and Articles with any corresponding modification, addition, complementation, suppression and intercalation indicated above to be finally approved by the Assembly.

d.	4. Adopting any and all other agreements that might be necessary to implement the merger.

e.

5. Granting the relevant powers that might be necessary to implement the agreements on the previously indicated issues, including the nomination of the persons authorized to summarize in a public deed the Minutes of the Assembly and grant the relevant instruments that might be necessary to carry out the merger and other adopted agreements; obtaining the approval of the adopted agreements from the Superintendency of Banks and Financial Institutions, and being able to accept on behalf of and in the name of Banco de Chile and its Shareholders and by means of a public deed the observations that the Superintendency might make in relation to the agreements adopted by the Assembly and also granting the powers and instruments that might be needed to deliver, comply with and complete the transfer of the totality of the assets and liabilities from Citibank Chile to Banco de Chile, and to complete and legalize said merger.

PARTICIPATION IN THE MEETING

Holders of shares registered on December 20, 2007 in the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., the latter as mandated by Law N° 19,396, shall have the right to vote and participate in the aforesaid meeting.

QUALIFICATION OF POWERS OF ATTORNEY

The qualification of powers of attorney, if applicable, will be held on December 26, 2007 at 16:00 hours, at the Shares Section of the Bank, located at 925 Agustinas Street, 5th floor, Santiago.

PABLO GRANIFO LAVIN
             Chairman

Santiago, December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz Chief Executive Officer